jnr RESOURCES
THE URANIUM COMPANY

921-470 Granville Street
Vancouver, B.C. V6C 1V5
Canada
Head Office: (604) 689-7422
Investor Rel.: (306) 249-3562
Fax: (604) 682-8566
Web: www.jnrresources.com
Email: info@jnrresources.com

03 JAN 13 AM 11:50

Writer's direct line: (604) 689-7422

January 3, 2003

03003082

Securities & Exchange Commission
Division of Corporate Finance
450 - Fifth Street, N.W.
Washington, D. C.
U. S. A. 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs:

Re: **File No. 82-4720**
Required Filings - Exemption under Rule 12g3-2(b)

We enclose for your files copies of documents filed by JNR Resources Inc. (the "Company") with the British Columbia Securities Commission and/or the Alberta Securities Commission and/or the Canadian Venture Exchange, as follows:

1. The Company's Quarterly Report, including interim financial statements, for the third quarter ended October 31, 2002; and

2. Director's Certificate of Mailing, with respect to the above-noted Quarterly Report; and

3. A copy of the Company's news release issued on December 18, 2002.

PROCESSED
JAN 22 2003
THOMSON
FINANCIAL

We trust that you will find this to be in order.

Yours truly,
JNR RESOURCES INC.

T. A. (Drew) Parker
Secretary

TAP:bs

Enclosures.

dw 1/14

F16 #82-4720

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: **X** **Schedule A**
_____ **Schedules B & C**

03 JAN 13 AM 11:50

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street
Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED OCTOBER 31, 2002

DATE OF REPORT DECEMBER 30, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 12 /31
"T. A. Parker"	T. ANDREW PARKER	2002 / 12 /31

Schedule "A"

JNR RESOURCES INC.

(Unaudited - prepared by management)

Consolidated Balance Sheet

October 31, 2002 and January 31, 2002

	October 31, 2002	January 31, 2002
ASSETS		
Current		
Cash and cash equivalents	$ 6,827	$ 11,468
Accounts receivable	428	57,332
Marketable securities	2,000	2,000
Prepaid expenses	588	62
	9,843	70,862
Capital assets (note 3)	5,982	5,982
Mineral properties and rights (note 4)	4,990,487	5,036,495
	$ 5,006,312	$ 5,113,339
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 10,490	$ 83,499
Taxes payable	122,268	115,103
Due to a director, non-interest bearing	35,694	-
	168,452	198,602
SHAREHOLDERS' EQUITY		
Share capital (note 5)	10,755,393	10,755,393
Deficit	(5,917,533)	(5,840,656)
	4,837,860	4,914,737
	$ 5,006,312	$ 5,113,339

Approved by the Directors: *"R. T. Kusmirski"* R. T. Kusmirski *"T. A. Parker"* T. A. Parker

JNR RESOURCES INC.

Schedule "A"

(Unaudited - prepared by management)

Consolidated Statement of Operations and Deficit
Nine Months Ended October 31, 2002 and 2001 and Third Quarter 2002 and 2001

	Year-to-Date 2002	Year-to-Date 2001	Third Quarter 2002	Third Quarter 2001
Revenue				
Project management fees	$ 25,704	$ 81,808	$ 3,001	$ 8,019
Interest income	7	6,525	3	153
	25,711	88,333	3,004	8,172
Deferred exploration costs				
Saskatchewan Uranium Projects	15,837	781,279	2,001	125,889
Administrative costs				
Bank charges and interest	292	316	176	125
Corporate services	15,403	16,850	5,149	5,200
Filing and listing fees	4,007	7,911	87	553
General meeting costs	7,972	7,864	-	-
Income taxes and interest	11,065	116,622	11,065	25,483
Insurance	885	835	-	835
Management fees	31,500	31,500	13,500	10,500
Office expense	6,415	9,882	2,184	1,826
Premises expense	4,289	6,255	1,430	2,085
Printing	-	3,325	-	-
Professional fees	366	31,353	533	(14)
Shareholder relations	2,177	7,235	1,127	1,148
Telecommunications	2,625	3,793	2,095	968
Transfer agency costs	3,227	3,045	1,125	928
Travel	5,089	10,032	4,156	1,283
Wages and benefits - exploration	7,081	184,315	(1,152)	292
Wages and benefits - office	23,596	42,110	7,163	11,225
	125,989	483,243	48,638	62,437
Less: cost recoveries	(23,401)	(185,272)	(4,213)	(292)
	102,588	297,971	44,425	62,145
Total costs	118,425	1,079,250	46,426	188,034
Less deferred costs	(15,837)	(781,279)	(2,001)	(125,889)
	102,588	297,971	44,425	62,145
Loss- nine months & third quarter	76,877	209,638	41,421	53,973
Deficit, beginning of period	5,840,656	5,597,221	5,876,112	5,752,886
Deficit, end of nine months	$ 5,917,533	$ 5,806,859	$ 5,917,533	$ 5,806,859
Loss per share	$ 0.0003	$ 0.0048	$ (0.0005)	$ 0.0012
Weighted average number of common shares outstanding	43,747,027	43,232,741	43,747,027	43,747,027

JNR RESOURCES INC.

Schedule "A"

(Unaudited - prepared by management)

Statement of Cash Flows

Nine Months Ended October 31, 2002 and 2001 and Third Quarter 2002 and 2001

	Year-to-Date 2002	Year-to-Date 2001	Third Quarter 2002	Third Quarter 2001
Cash flows from (used for) operating activities				
Operations				
Gain (loss) for nine months And third quarter	$ (76,877)	$ (209,638)	$ (41,421)	$ (53,973)
Items not involving cash				
Costs of mineral properties abandoned	-	-	-	-
	(76,877)	(209,638)	(41,421)	(53,973)
Changes in non-cash working capital				
(Increase) decrease in accounts receivable	56,904	31,352	20,421	55,991
(Increase) decrease in prepaid expenses	(526)	683	144	254
Increase (decrease) in accounts payable and accrued liabilities	(65,844)	(105,892)	(60,656)	(91,786)
Increase (decrease) in due to a director	35,694	-	21,063	-
	(50,649)	(283,495)	(60,449)	(89,514)
Cash flows from financing activities				
Issue of share capital	-	210,000	-	-
Cash provided by (used for) investing activities				
Deferred exploration costs net of cost recoveries	(15,837)	(781,278)	(2,001)	57,532
Acquisition of mineral property rights for cash	(31)	(4,183)	-	25
Recovery of prior period Deferred exploration costs	61,876	-	61,876	-
Property payment received	-	5,000	-	-
Purchase of capital assets	-	(4,790)	-	-
	46,008	(785,251)	59,875	57,557
Increase (decrease) in cash	(4,641)	(858,746)	(574)	(31,957)
Cash, beginning of period	11,468	893,104	7,401	66,315
Cash, end of third quarter	$ 6,827	$ 34,358	$ 6,827	$ 34,358

JNR RESOURCES INC.

Schedule of Deferred Exploration Costs

Nine Months Ended October 31, 2002

Saskatchewan Property/Project	Balance January 31, 2002	Prospecting Mapping and Sampling	Geophys-ical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance October 31, 2001
Saskatchewan Uranium Projects	$ 4,474,655	$ 82	$ 19,783	$ -	$ 14,500	$ 6,808	$ 1,611	$ 42,784	$ (88,823)	$ 4,428,616
North Athabasca Project,	322,352	-	-	-	-	-	-	-	-	322,352
Greywacke Project	(6,741)	-	-	-	-	-	-	-	-	(6,741)
Expenditures		$ 82	$ 19,783	$ -	$ 14,500	$ 6,808	$ 1,611			
TOTALS	$ 4,790,266							$ 42,784	$ (88,823)	$ 4,744,227

Schedule of Deferred Exploration Costs

Three Months Ended October 31, 2002

Saskatchewan Property/Project	Balance July 31, 2002	Prospecting Mapping and Sampling	Geophys-ical Surveys	Drilling	Geologists, Analyses & Report Preparation	Mob/Demob Travel, Camps & Accomm.	Overhead & Project Mgmt.	Total Costs For Period	Costs Recovered or Written-off	Balance October 31, 2002
Saskatchewan Uranium Projects	$ 4,488,491	$ 82	$ -	$ -	$ 2,500	$ 237	$ (265)	$ 2,554	$ (62,429)	$ 4,428,616
North Athabasca Project,	322,352	-	-	-	-	-	-	-	-	322,352
Greywacke Project	(6,741)	-	-	-	-	-	-	-	-	(6,741)
Expenditures		$ 82	$ -	$ -	$ 2,500	$ 237	$ (265)			
TOTALS	$ 4,804,102							$ 2,554	$ (62,429)	$ 4,744,227

1. Going Concern

These financial statements have been prepared on a going-concern basis which assumes that the Company will be able to realize assets and discharge liabilities in the normal course of business for the foreseeable future. Accordingly, it does not give effect to adjustments, if any, that would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and liquidate its liabilities in other than normal course of business and at amounts which may differ from those shown in the financial statements. The ability of the Company to continue as a going concern is dependent on its ability to obtain additional equity financing and achieve future profitable operations.

2. Nature of Operations

The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not determined whether these properties contain ore reserves which are economically recoverable.

The recoverability of amounts shown for mineral properties and rights is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and future profitable production from the properties or proceeds from disposition.

Ownership in mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, such ownership interests are in good standing.

3. Significant Accounting Policies

Consolidation

The consolidated financial statements include the accounts for JNR Resources Inc. and its wholly owned subsidiary, June Resources (U.S.) Inc., a United States company incorporated in the State of Wyoming.

Foreign Exchange Translation

Foreign operations are financially and operationally dependant on the parent company and have been translated to Canadian dollars using current rates of exchange for monetary assets and liabilities, historical rates of exchange for non-monetary assets and liabilities and average rates for the year for revenue and expenses. Foreign exchange gains and losses are included in income.

3. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from those estimates.

Marketable Securities

Marketable securities are valued at the lower of cost or market.

Mineral Properties and Rights

The company follows the accepted accounting practice of capitalizing acquisition, exploration and development costs applicable to properties held. If the properties become productive the costs will be amortized over the anticipated production of the property. If the property is abandoned, the applicable costs will be written off.

Depletion of costs capitalized to properties will be recorded using the unit of production method based on estimated proven reserves as determined by independent engineers.

When deferred expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value.

Management has determined each property or project to be a cost centre.

The costs capitalized represent those costs incurred to date and do not necessarily reflect present or future values.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Due to the fact that options are exercisable entirely at the discretion of the optionee, the amounts payable or receivable are not recorded. Option payments are recorded as resource property costs or recoveries when the payments are made or received.

Cash Equivalents

Cash equivalents usually consist of highly liquid investments which are readily convertible into cash with maturities of three months or less when purchased. As at October 31, 2002, there were no cash equivalents (2001 - nil).

3. Significant Accounting Policies (continued)

Income Taxes

Income taxes are accounted for using the asset and liability method pursuant to Section 3465, Income Taxes, of the Handbook of the Canadian Institute of Chartered Accountants. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, Section 3465 requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

Stock Based Compensation

No compensation expense is recognized when stock options are issued to employees, directors and consultants of the Company. Any consideration paid on the exercise of stock options or purchase of stock is credited to share capital.

Comparative Figures

Certain 2001 figures have been reclassified to conform to the financial statement presentation adopted for 2002.

Capital Assets

Capital assets are amortized on a declining balance basis at a rate of 30% per annum.

4. Capital Assets

Capital assets comprise the following:

	Cost	Accumulated Amortization	Net Book Value 2002	Net Book Value 2001
Computer equipment	$ 12,969	$ 6,987	$ 5,982	$ 7,520

5. Mineral Properties and Rights

The Company has acquired certain mineral properties and rights, of which the costs associated with each are as follows:

Property		Property Costs		Deferred Exploration Costs		Total at October 31, 2002		Total at October 31, 2001
North Athabasca Project, SK	$	6,346	$	322,352	$	328,698	$	328,698
Saskatchewan Uranium Projects		236,789		6,489,458		6,726,247		6,726,723
Greywacke Claims, SK		3,093		259		3,352		1,278
Kimberlite Claims, SK		32		-		32		-
		246,260		6,812,069		7,058,329		7,056,699
Less: Cost recovery				(2,067,842)		(2,067,842)		(1,974,809)
	$	246,260	$	4,744,227	$	4,990,487	$	5,081,890

Details of these mineral properties or interests in mineral properties are as follows:

(a) North Athabasca Project

A 50% interest in CBS-8175, situated north of the Pine Channel of Lake Athabasca, Saskatchewan. To October 31, 2002, the Company has expended $6,346 on acquisition costs and $322,352 on exploration of the claim.

(b) Saskatchewan Uranium Projects

Since 1997, the Company acquired by staking 78 mineral claims, of which it retains a total of 25 claims, totalling 79,773 ha., in uranium-prospective areas of the Athabasca Basin of northern Saskatchewan.

By way of a Letter of Intent dated January 14, 1998, formalized by a Property Rights Agreement dated January 29th, 1998, the Company granted to Kennecott Canada Exploration Inc. ("Kennecott") the right of first refusal and the right to elect to earn up to 65% interest in any or all of the claim groups. By contributing a total of $1,500,000 in exploration funding by January 31, 1999 (contributed), Kennecott was entitled, by December 31, 1999, to elect to earn a 65% working interest in any of the claim blocks. By selecting one claim block and committing to a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott would have until December 31, 2001, to select further claim blocks in which it may earn a 65% working interest. By selecting two or more claim blocks and committing to each a minimum $300,000 first year work program or by matching a higher third party offer, Kennecott had until December 31, 2002, to select further claim blocks in which it may earn a 65% working interest. In addition, after contribution of the initial $1,500,000, Kennecott was granted the right to purchase, by way of

5. Mineral Properties and Rights (continued)

private placement, shares of the Company equal to 9.9% of the Company's outstanding stock on a fully-diluted basis.

Pursuant to a private placement and joint venture agreement dated February 15, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 2,500,000 units of the Company's capital, each unit being comprised of one common share and one-half of one non-transferable share purchase warrant, at a price of $0.20 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

(ii) all claims acquired within the Athabasca Basin subsequent to August 31, 1999, were owned jointly by the Company and Kennecott, each as to a 50% interest.

Pursuant to a Letter of Intent dated May 24, 2000, the Company and Kennecott agreed that:

(i) Kennecott would subscribe for 800,000 units of the Company's capital, each unit being comprised of one common share and one non-transferable share purchase warrant, at a price of $0.25 per unit. Each warrant may be exercised to purchase one common share at a price of $0.30 per share until two years from the closing date;

(ii) Kennecott would provide a further $200,000 contribution of capital, specifically for exploration on the Saskatchewan Uranium Project;

(iii) Upon the closing date of the May 24, 2000 private placement, the Property Rights Agreement dated January 29, 1998, was terminated and the Joint Venture Agreement dated February 15, 2000, was to be amended to include all of the Saskatchewan Uranium Project properties; and

(iv) Kennecott may earn a 65% interest in the Moore Lake property, by expending a further $10,000,000 on exploration of that property, with a minimum expenditure of $300,000 in the first year and $1,000,000 in each subsequent year. Kennecott may earn an additional 5% interest in the Moore Lake property by funding all further expenditures, to make a decision to mine the property or by making a total of $100,000,000 in exploration expenditures on the property, whichever first occurs.

On October 25, 2000, Kennecott provided notice to the Company that it would proceed with further exploration to earn a 65% interest in the Moore Lake group of claims.

5. Mineral Properties and Rights (continued)

To October 31, 2002, Kennecott had contributed a total of $1,700,000 in direct exploration funding to the project, in addition to a total of $1,547,000 in private placements, the proceeds of which were to be expended on exploration of the Saskatchewan Uranium Project properties. The Company has also invoiced Kennecott for a further $324,230 for costs incurred on the project by the Company on behalf of Kennecott.

To October 31, 2002, the Company had expended a total of $1,021,720 on acquisition of the claims, including the $7,500 value of an aggregate 20,000 shares issued as finder's fees, and had written off $784,932 on lapsed claims, for a carried acquisition cost of $236,788. To October 31, 2002, the Company had expended a total of $6,486,903 on exploration of the remaining claims, of which it had recovered $2,005,412 from Kennecott. During the most recent quarter, an account payable on account of exploration on these claims was written off when the contractor reversed prior period charges totalling $61,876, reducing the Company's gross exploration expenditure to $6,425,027.

See also note 8, captioned "Subsequent Events", for details of developments regarding the Saskatchewan Uranium Projects since October 31, 2002.

(c) Greywacke Claims

In May, 2001, the Company and Shane Resources Ltd. ("Shane") jointly acquired by staking 4 mineral claims in the Dickens Lake area of northern Saskatchewan, the Greywacke Claims. Pursuant to an agreement dated May 22, 2001, the Company and Shane entered into an option agreement granting to Masuparia Gold Corp. ("Masuparia") the right to earn an interest of up to 70% in the Company/Shane Greywacke Claims. Under the agreement, Masuparia may earn a 51% interest in the two claims by making a property payment of $10,000 (made), expending an aggregate $850,000 on exploration of the claims by May 25, 2005, and issuing an aggregate 500,000 common shares, staged against exploration, by May 25, 2005. Thereafter, Masuparia may increase its interest to 70% by expending a further $2 million on exploration of the claims by May 25, 2008.

To October 31, 2002, the Company had incurred net acquisition costs of $3,094 and exploration costs of $259 in respect of the claims, and had received a property payment of $5,000 and shares valued at $2,000 from Masuparia.

(d) Kimberlite Claims

On April 2, 2002, the Company entered into a property option agreement with Consolidated Pine Channel Gold Corp. ("Pine") and United Carina Resources Corp. ("Carina") whereby the Company may acquire up to a 70% interest in 71 mineral claims comprising approximately 12,500 ha, situated in the Fort a la Corne area of Saskatchewan.

5. Mineral Properties and Rights (continued)

The Company may earn a 60% interest in the claims by issuing a total of 100,000 shares and expending an aggregate $200,000 on exploration within two years. A further 10% interest may be earned by the Company expending a further $300,000 on exploration in the third year. The Company, Pine and Carina are related by common directors. To July 31, 2002, no expenditures have been made in respect of these claims.

6. Share Capital

Authorized: 100,000,000 common shares with no par value.

10,000,000 convertible preferred shares, each with a par value of $1. The directors may deem the shares to be cumulative at date of issuance.

As of October 31, 2002, the company's issued share capital was as follows:

	2002		2001	
	Shares	$ Amount	Shares	$ Amount
Preferred shares	3,000	$ 3,000	3,000	$ 3,000
Common shares				
Balance, beginning of year	41,647,027	$ 10,542,393	41,647,027	$ 10,542,393
Issued for cash during year	2,100,000	210,000	2,100,000	210,000
Balance, end of year	43,747,027	$ 10,752,393	43,747,027	$ 10,752,393
		$ 10,755,393		$ 10,755,393

(a) During the year to date, no securities of the Company have been issued.

(b) On May 15, 2002, the Company granted stock options to directors and employees to purchase up to 750,000 common shares at a price of $0.10 per share, which stock options expire May 15, 2007.

6. Share Capital (continued)

(c) As at October 31, 2002, the following director and employee share purchase options were outstanding:

		Number of Shares Under Option	Exercise Price	Expiry Date
Directors:	(1)	400,000	$0.15	October 6, 2004
	(2)	560,000	$0.11	May 3, 2005
	(3)	900,000	$0.10	March 7, 2006
	(3)	625,000	$0.10	May 17, 2007
Employees:	(2)	373,000	$0.15	April 21, 2004
	(1)	75,000	$0.10	March 7, 2006
	(1)	225,000	$0.10	January 4, 2007
	(1)	125,000	$0.10	May 17, 2007
		3,283,000		

(d) As at October 31, 2002, share purchase warrants of the Company were outstanding as follows:

Date of Private Placement	Number Outstanding	Exercise Price Per Warrant	Expiry Date
March 2, 2001	1,100,000	$0.15	March 2, 2003
	1,100,000		

All warrants with expiry dates of February 18, 2002, March 23, 2002, July 6, 2002 and October 25, 2002, have expired unexercised.

(e) As at October 31, 2002, 290,000 shares were held in escrow, the release of which shares is subject to the approval of the regulatory authorities.

7. Related Party Transactions

During the year to date, management fees of $31,500 (2001 - $31,500) were paid or accrued as payable to a director of JNR Resources Inc.

During the year to date, payments totalling $23,888 ($2001 - $30,230) were made or accrued as payable to a company of which the sole shareholder is a director of JNR Resources Inc., for corporate services ($15,403), office rent and expense ($7,762) and for recovery of disbursements ($723).

7. Related Party Transactions (continued)

During the year to date, payments totalling $7,584 were received or accrued as receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company with common directors and officers.

During the year to date, payments totalling $7,584 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company with common directors and officers.

During the year to date, payments totalling $906 were paid or accrued as payable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp, a company related by common directors and officers.

8. Subsequent Events

The Company and Kennecott Canada Exploration Inc. have entered into a Reorganization Agreement dated as of December 6, 2002, in respect of the Saskatchewan Uranium Project properties.

Under the terms of the Reorganization Agreement, the Company can acquire all of Kennecott's interest (50%) in the Moore Lake Project property by expending $2,000,000 on exploration of that property over the next five years. The Company will also immediately acquire Kennecott's interest in the Lazy Edwards Bay and Cigar North properties. Kennecott will retain a 2.5% net smelter return royalty on all of the properties.

9. Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities. The fair value of these financial instruments approximate their carrying values, unless otherwise noted. The Company is not exposed to significant interest, currency or credit risk arising from financial instruments.

10. Non-cash Financing Activities

There were no non-cash financing activities during the year to date.

BC Form 51-901F

QUARTERLY REPORT

Incorporated as part of: _____ **Schedule A**
X___ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER JNR RESOURCES INC..

ISSUER'S ADDRESS Ste. 921, 470 Granville Street

Vancouver, B.C., V6C 1V5

ISSUER TELEPHONE NUMBER (604) 684-5118

CONTACT PERSON T. A. (DREW) PARKER

CONTACT'S POSITION SECRETARY

CONTACT'S TELEPHONE NUMBER (604) 689-7422

WEB SITE www.jnrresources.com EMAIL info@jnrresources.com

FOR QUARTER ENDED OCTOBER 31, 2002

DATE OF REPORT DECEMBER 30, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"R. T. Kusmirski"	RICHARD T. KUSMIRSKI	2002 / 12 /31
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)
"T. A. Parker"	T. ANDREW PARKER	2002 / 12 /31
SIGNATURE OF DIRECTOR	NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

JNR RESOURCES INC.

SCHEDULE B

SUPPLEMENTARY INFORMATION

For the Third Quarter Ended October 31, 2002

1. **Current fiscal year-to-date:**

Breakdown, by major category, of those expenditures and costs which are included in the deferred costs, exploration and development expenses, cost of sales or general and administrative expenses set out in Schedule A:

SEE "SCHEDULE OF DEFERRED EXPLORATION COSTS" TO FINANCIAL STATEMENTS.

2. **Aggregate amount of expenditures made, year to date, to parties not at arm's length from the issuer:**

Administration costs:		
Management fees	$	31,500
Corporate services		15,403
Shared premises, office and telecom expense		8,666
	$	55,569

3. **Summary of Securities Issued:**

(a) **Summary of securities issued during the most recent quarter:**

Date of Issue	Type of Security	Type of Issue	Number Issued	Total Proceeds	Consideration	Commis-sion Paid
Nil						
Totals:				$		

(b) **Options granted during the most recent quarter:**

Granted To:	Date Granted:	Number of Shares Under Option	Exercise Price	Expiry Date
Nil				

4. **Summary of Securities As At the End of the Reporting Period:**

(a) **Authorized capital:**

Authorized capital: 100,000,000 common shares, with no par value.

10,000 convertible preferred shares with a par value of $1.00. The Directors may deem the shares to be cumulative at the date of issuance.

(b) **Summary of Shares Issued and outstanding:**

Securities	Number of Shares		Value
Preferred Shares:			
For Morrison Petroleum Inc. common shares	309,375	$	309,375
Less:			
Converted to common shares	-306,375		(306,375)
	3,000		(3,000)
Common Shares:			
Issued: For cash	42,536,769		10,101,245
For mineral property interests	700,000		290,948
For finder's fees	205,300		53,825
On conversion of preferred shares	304,958		306,375
	43,747,027		10,752,393
Total share capital		$	10,755,393

(c) **Summary of options, warrants and convertible securities outstanding:**

Type of Security		Number Outstanding	Exercise Price Per Share	Expiry Date
Stock Options Outstanding:				
Employees' stock options	(3)	373,000	$0.15	April 21, 2004
Director's stock option	(1)	400,000	$0.15	October 6, 2004
Directors' stock options	(2)	560,000	$0.11	May 3, 2005
Directors' stock options	(3)	900,000	$0.10	March 7, 2006
Directors' stock options	(3)	625,000	$0.10	May 17, 2007
Employee's stock option	(1)	75,000	$0.10	March 7, 2006
Employee's stock option	(1)	225,000	$0.10	January 4, 2007
Employee's stock option	(1)	125,000	$0.10	May 17, 2007
		3,283,000		
Warrants Outstanding:				
Private placement 03/02/2001		1,100,000	$0.15	March 2, 2003
		1,100,000		

(d) **Shares held in escrow, or subject to pooling agreement:**

i. Held in escrow: 290,000

ii. Subject to pooling agreement: Nil

5. Directors of the Issuer:

Name of Director	Office Held
Richard T. Kusmirski	President
T. Andrew Parker	Secretary
Leslie S. Beck	

JNR RESOURCES INC. (the "Company")

SCHEDULE C

MANAGEMENT DISCUSSION AND ANALYSIS

For the Third Quarter Ended October 31, 2002

1. Description of Business

The principal business of the Company is the acquisition, exploration and development of mineral resource properties. Currently, the Company is primarily involved in the exploration and development of mineral properties in the Province of Saskatchewan.

2. Operations and Financial Condition

Operations

During the third quarter ended October 31, 2002, the Company's efforts continued to be concentrated on the exploration for uranium on its joint venture mineral claims, located in the Athabasca Basin area of northern Saskatchewan. The Company and its joint venture partner, Kennecott Canada Exploration Inc., have concentrated on the Lazy Edward Bay (Cree Lake) and Moore Lake property groups, respectively. The results from the limited programs of geophysics and diamond drilling conducted on the Moore Lake property during 2002 have been analysed. Management is optimistic regarding the longer term prospects of both the Moore Lake and Lazy Edward Bay properties.

Administration costs for the year to date are significantly lower than those of the previous year. The higher costs for professional fees in 2001 reflected increased legal fees associated with financings, of which there have been none in the current year. Wages and benefits are significantly lower in the current year, which may be seen when the cost recoveries are deducted from the total for wages and benefits, the costs recovered being fieldwork wages charged to deferred exploration, most of which were recovered from the Company's joint venture partner. Shareholder relations costs in the current year have been limited largely to the Company's web site maintenance, reflecting management's continuing efforts to reduce administrative overhead costs. Income from fees charged in respect of operations conducted on behalf of the Company's joint venture partner, while well below those of the previous year, further reduced the Company's operating loss, compared to the previous year.

Related Party Transactions

(a) During the year to date, management fees of $31,500, were paid or accrued as payable to a director, who is also the Company's president;

(b) During the year to date, amounts totaling $23,888 were paid or accrued as payable to Infineer Services Inc., a company of which the sole shareholder is a director and the secretary of the Company, for corporate services ($15,403), office rent and expenses ($7,762) and for recovery of disbursements ($723).

(c) During the year to date, payments totalling $7,584 were received or accrued as

receivable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp., a company related by common directors and officers.

(d) During the year to date, payments totalling $7,584 were received or accrued as receivable in respect of shared office staff payroll from United Carina Resources Corp., a company related by common directors and officers.

(e) During the year to date, payments totalling $906 were paid or accrued as payable in respect of shared office staff payroll from Consolidated Pine Channel Gold Corp, a company related by common directors and officers.

Corporate Matters

During the most recent quarter ended October 31, 2002, no corporate matters of significance arose.

Properties

No property transactions were initiated or completed by the Company during the fiscal quarter ended October 31, 2002.

See also the section captioned "Subsequent Events", for transactions which have transpired since October 31, 2002.

Shareholder Relations

During the year to date, the Company did not conduct any unusual investor relations programs, but continued to conduct its normal shareholder relations activities. A generalized breakdown of those activities and their associated costs is contained in the table below.

Expenditure Category	3rd Quarter 2002	Year to date 2002	Year to date 2001
News release dissemination	$ -	$ -	$ 4,776
Web site maintenance	525	1,575	1,750
Investor / mining conferences	-	-	244
Print media & uranium article reprints	602	602	465
Total - Shareholder relations	$ 1,127	$ 2,177	$ 7,235

3. Subsequent Events

Subsequent to October 31, 2002:

The Company and Kennecott Canada Exploration Inc. have entered into a Reorganization Agreement dated as of December 6, 2002, in respect of the Saskatchewan Uranium Project properties.

Under the terms of the Reorganization Agreement, the Company can acquire all of

Kennecott's interest (50%) in the Moore Lake Project property by expending $2,000,000 on exploration of that property over the next five years. The Company will also immediately acquire Kennecott's interest in the Lazy Edwards Bay and Cigar North properties. Kennecott will retain a 2.5% net smelter return royalty on all of the properties.

4. Financings

No financings were transacted by the Company during the quarter, nor year to date.

5. Liquidity and Solvency

The Company had a current net working capital deficiency of $122,915 as at October 31, 2002, which management anticipates will be erased upon completion of one or more financings currently being negotiated. It is anticipated that sufficient capital can be raised for the Company to meet its minimum operating needs and financial obligations for the ensuing year. The Company intends to continue conducting exploration programs on its Saskatchewan uranium prospect properties, and to obtain new joint venture partners and to seek out and acquire new properties of interest.

File # 82-4720

JNR RESOURCES INC.

CERTIFICATE OF MAILING

03 JAN 13 AM 11:50

I, Thomas Andrew Parker, HEREBY CERTIFY THAT:

1. I am a Director and an Officer of JNR Resources Inc. (the "Company");

2. With respect to the Quarterly Report in Form 61 for the Company's third fiscal quarter ended October 31st, 2002:

   (a) On the 3rd day of January, 2003, documents were mailed to all Company shareholders named on a Supplementary Mailing List compiled by CIBC Mellon Trust Company, the Registrar and Transfer Agent for the Company, as follows:

      i) Form 61 - Quarterly Report, incorporated as part of Schedule A;

      ii) Schedule A to the Quarterly Report, being the comparative consolidated financial statements for the third quarter ended October 31st, 2002;

      iii) Form 61 - Quarterly Report, incorporated as part of Schedules B & C;

      iv) Schedule B to the Quarterly Report, containing Supplementary Information regarding the affairs of the Company;

      v) Schedule C to the Quarterly Report, containing Management Discussion of the affairs of the Company;

   (b) An electronically signed copy of each of the above-referenced documents is attached hereto;

   (c) A copy of each of the above-referenced documents was mailed to Ellis, Foster - Chartered Accountants, the Company's auditors, at the time of mailing same to the shareholders;

3. I was personally present during the actual preparation and mailing of the above-referenced material.

DATED at Vancouver, B. C., this 3rd day of January, 2003.

"T. A. Parker"
THOMAS ANDREW PARKER

File # 82-4720

JNR RESOURCES
THE URANIUM COMPANY

TSX Venture Exchange: JNN
12g3-2(b): #82-4720

#921, 470 Granville Street
Vancouver, BC V6C 1V5
Canada
Phone: (306) 249-3562
Fax: (604) 682-8566
Web: www.jnrresources.com
Email: info@jnrresources.com

NEWS RELEASE

DECEMBER 18, 2002
No. 02-15

JNR / KENNECOTT REORGANIZATION AGREEMENT

Rick Kusmirski, President of JNR Resources Inc. (the "Company") is pleased to announce that the Company and Kennecott Canada Exploration Inc. ("Kennecott") have entered into a 'Reorganization Agreement' with respect to their uranium properties in the Athabasca Basin of Northern Saskatchewan.

Under the terms of this agreement JNR can acquire all of Kennecott's interest in the highly prospective Moore Lake property by expending $2,000,000 on exploration over the next five years. JNR will also immediately acquire Kennecott's interest in the Lazy Edwards Bay and Cigar North properties. Kennecott will retain a 2.5% net smelter return royalty on all of the properties.

The Company is pleased with these developments and with the opportunity that it affords its shareholders. The Company is currently negotiating third party financing options and plans are underway to initiate an extensive diamond drilling program on the Moore Lake property in early January 2003.

Drilling programs on this property over the past couple of years have intersected uranium mineralization in three separate locales. The better results were obtained from an extensive and well mineralized northeast trending structural corridor referred to as the Maverick Zone. This past summer, drill hole ML-25 returned 0.62 % U3O8 over 9.1 meters, including a 4.8 meter interval of 1.2 % U3O8 and including a 0.4 meter interval of 12% U3O8. The mineralization is open in three directions.

Further financing and drilling details will be released over the next couple of weeks.

ON BEHALF OF THE BOARD

"R. T. Kusmirski"
Richard T. (Rick) Kusmirski, President & Director

For further information, please call: (306) 249-3562

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.